

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 29, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Robert G. Gargus
Senior Vice President and Chief Financial Officer
Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, CA   94089

> **RE: Applied Micro Circuits Corporation**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed May 30, 2007**
> **File No. 000-23193**

Dear Mr. Gargus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant